Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CB Bancshares, Inc. Commission File No.: 333-104783

To All Employees of Central Pacific Bank and City Bank:

Merger teams are hard at work, as we move forward in bringing our two companies together. In meeting with many of you, we have heard your excitement and your concerns. Such mixed reactions are understandable, especially during this period of transition when there seem to be more questions than answers at times. But as each week goes by, more and more issues will be resolved and we hope to have more details on our strategy going forward. We all recognize that a merger of this magnitude is a complex undertaking and a complete review and understanding of both companies' operations is essential. Our merger teams are committed to this process and to making the merger as seamless as possible.

During this transition, it is more important than ever to remain focused on providing the best possible service to customers of both City Bank and Central Pacific, as well as each other. As we all pride ourselves in being the best that we can be and providing superior service to our customers, let's continue to outperform. Eventually, we will be part of a stronger combined organization that will play an integral role in shaping the communities that we work and live in.

In an effort to keep everyone updated on our progress through this integration period, we are pleased to launch our first official edition of eMERGING NEWS, a joint internal newsletter. This periodic bulletin will bring you integration project updates, timetables as they evolve, answers to frequently asked questions, and a host of other information to help introduce you to our counterparts at the other bank. We encourage your participation in submitting questions by simply replying to this email and we will do our best to answer your questions.

Our vision is simply to build the best community bank for Hawaii. We recognize that our employees are the franchise value of both banks, and will continue to be so in the combined organization. Your input throughout this integration process is invaluable, and we thank you in advance for your participation.

Mahalo,
Clint & Ron

Here's a list of FAQs to assist you in answering customer inquiries regarding the merger:

TIMETABLE:

1.	When is the merger going to occur?

The holding companies and their respective bank subsidiaries will be merged on separate dates. The holding companies - Central Pacific Financial Corp. and CB Bancshares, Inc. - are tentatively scheduled to merge by the end of August 2004. When completed, there will be one holding company, Central Pacific Financial Corp., operating two separate bank subsidiaries.

The banks are tentatively scheduled to merge in the first quarter of 2005. When completed, all accounts, operating systems, signs, forms, etc. will be operating under one bank, Central Pacific Bank.

These events, and the timing of these events, are subject to receipt of approvals from the FDIC and the State of Hawaii Commissioner of Financial Institutions, as well as approval by shareholders of both companies. The amended registration statement filed on Form S-4 must also be declared effective by the Securities and Exchange Commission (SEC) and remain effective for the holding company merger to be consummated.

BRANCHES:

Customers can look forward to the added convenience of more branches, almost 100 ATMs statewide and 7-days a week banking at certain supermarket branches.

2.	Will my branch be closed?

The branch consolidation plan has not been finalized at this time, however, we anticipate consolidating branches where overlap occurs so that we can reallocate our resources to open new branches in areas currently not being served by either bank.

3.	Will the hours of operation change?

As much as possible, we will try to maintain the same hours of operation as to not inconvenience our customers.

4.	When can I make deposits at the other bank's branch (either CPB or City Bank)?

As soon as the banks are merged, which is tentatively scheduled for the first quarter of 2005. After the merger of the banks is completed you will be able to take advantage of the larger, combined branch and ATM networks.

5.	What will happen to the employees?

We are committed to no involuntary layoffs as a result of the merger and we have created multiple merger teams who are committed to making the transition as seamless as possible for our employees.

6.	Will the same employees be here at this branch or dept.?

We have just started our integration process, however, it's our objective is to minimize employee changes as much as possible, as we recognize how important these relationships are to our customers.

ACCOUNTS:

7.	What will happen to my City Bank account when the merger occurs?

We intend to provide a transition that is as seamless as possible for our customers. You will be receiving more detailed information as it gets closer to the merger of the banks.

8.	Will terms and conditions change on my City Bank account, especially depository accounts?

You will be receiving more detailed information as it gets closer to the merger of the banks. Terms and conditions on loans will not be affected.

9.	Will my account number change?

We are currently in the process of determining what is within the limits of our computer systems. Whatever the findings, we will do everything possible to achieve a seamless transition.

10.	What is going to happen to my direct deposit and/or automatic payments with my City Bank accounts?

You will be able to continue your direct deposits and automatic payments during the transition period associated with the bank merger and afterwards at CPB. If you have any questions or concerns, we will be happy to assist you through the transition.

11.	Will CPB pay lower, higher or the same rates on deposit products?

It's difficult to project what the rates will be when the banks merge (first quarter of 2005), however our goal is to remain competitive in the marketplace.

12.	How far in advance will I be notified if my accounts are affected by the merger?

If your account will be affected, you will receive notices and any necessary instructions at least 30 days before the merger of the banks, which we currently expect will occur in the first quarter of 2005.

13.	Will my checks from City Bank still be honored by CPB after the merger? If so, for how long?

Yes, you can continue to use your City Bank checks for an interim period after the merger. We will notify you well in advance when specifics are determined.

14.	Will CPB reimburse me for unused checks if my account number changes, or will they buy me new checks?

You will not be charged for new checks if we are not able to accept your current City Bank checks because of a change in account number.

15.	Will I still have free checking?

Yes. Both banks currently offer free checking, and this program will continue.

16.	Will I still have free Business checking?

Both banks have similar business checking accounts and we will be continuing the programs that serve the best interests of our customers.

SERVICE:

17.	Will I receive the same level of service I currently receive?

At both City Bank and CPB, we pride ourselves on superior customer service. Our pledge to you is to provide at least the same level of service or even better than what you currently receive.

18.	Will I have to start all over again establishing my identity and credibility?

No, only the name of the bank will change.

SHAREHOLDERS:

19.	What is going to happen to our shares of CB Bancshares, Inc. stock?

As detailed in the registration statement filed with the SEC, CB Bancshares shareholders will be able to exchange each share of their stock for either cash or CPF stock. The consideration for each share of CBBI stock will have a value, based on the average of the closing prices of CPF common stock over a specified 10-day period, of $20 in cash plus 2.6752 shares of CPF stock. A proxy statement-prospectus with more details on the consideration and election process will be sent to every shareholder before the special shareholder meetings of each of CB Bancshares and Central Pacific to approve the merger of the holding companies.

20.	Why will executives of City Bank and Central Pacific Bank be receiving such significant compensation from the merger?

The change-in-control payments, or golden parachute payments, for CBBI executives result from change-in-control agreements that CB Bancshares entered into with certain executives between 1996 and 2002, well before merger discussions even began. These legal commitments needed to be honored in order for a merger agreement to be reached.

The bonuses for CPB executives are designed to retain key managers for the best possible management team to grow the combined company.

Overall, we believe the financial benefits of the merger far outweigh the anticipated costs in combining the two companies.

21.	How will shareholders benefit from the merger?

We believe the proposed combination provides for a stronger and more versatile bank for our customers. We expect that shareholders of the combined institution will benefit from enhanced liquidity, increased market capitalization and improved earnings power.

eMERGING NEWS is intended to be published periodically on an as needed basis for employees of both banks. To submit any questions, comments or suggestions, simply send us an email at Merger_team@cb-hi.net (look for MERGER TEAM in the GroupWise Address Book).

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF's and CBBI's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF has filed an amended registration statement on Form S-4 containing a joint proxy statement-prospectus to register shares of CPF common stock to be issued in this transaction and to be used in connection with meetings of CPF and CBBI shareholders at a date or dates subsequent hereto. The registration statement, including the joint proxy statement-prospectus, is not final and will be further amended. Investors and security holders are urged to read the joint proxy statement-prospectus to be sent to them and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.